UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of May 2013
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the press release of the Registrant, dated May 15, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED
(Registrant)

By:	/s/ Yuqing Jing
Name:	Yuqing Jing
Title:	Corporate Secretary

Dated:  May 15, 2013

Exhibit No.	Description
1	Press release dated May 15, 2013

Exhibit 1

Jinpan International Reports First Quarter 2013 Financial Results

--Company Reiterates FY13 Revenue & Net Profit Guidance Forecast--

CARLSTADT, N.J., May 15, 2013  -- Jinpan International Ltd. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced the unaudited consolidated financial results for the first quarter of 2013 ending March 31, 2013.

First Quarter 2013 Results

Net sales for the first quarter were $35.2 million, a 17.8% decrease from $42.8 million in the same period last year. The decrease in sales was primarily the result of lower levels of international sales compared to the prior year period, which experienced higher than average sales activity. In the first quarter, domestic China sales accounted for $32.2 million, or 91.5% of net sales, compared to $33.8 million, or 79.0% of net sales in the same period last year. Net sales outside of China for the quarter were $3.0 million, or 8.5% of net sales compared to $9.0 million, or 21.0% of net sales for the same period last year.

The sales of cast resin transformers (excluding those for wind power applications), switchgears and unit substations represented $33.2 million, or 94.3% of net sales in the first quarter, while wind energy products (cast resin transformers and VPI products for wind power applications) represented $2.0 million, or 5.7% of net sales during this quarter.

Gross profit in the first quarter decreased 25.7% year over year to $11.7 million from $15.8 million in the same period last year. First quarter 2013 gross profit margin was 33.3%, compared to 36.9% in the prior year period, and 30.5% in the fourth quarter of 2012. Gross margin in the first quarter decreased compared to the same period last year mainly due to a decrease in international sales, which usually represent sales of higher margin products. Gross margin in the first quarter increased over that of the fourth quarter of 2012 reflects the stabilizing of transformer prices in China.

Selling and administrative expenses in the first quarter were $10.4 million, or 29.5% of net sales, compared to $10.9 million, or 25.5% of net sales in the same period last year, and $14.0 million, or 26.2% in the fourth quarter of 2012. While 2013 first quarter selling and administrative expenses declined year over year, as a percent of revenue, expenses were higher due to a higher percentage of contribution from domestic China sales which typically incur greater selling expenses per dollar of revenue compared to export sales.

Operating income for the first quarter decreased to $1.3 million, or 3.8% of net sales from $4.8 million, or 11.3% of net sales, in the same period last year.

Other income for the first quarter of 2013 was $0.4 million compared to $0.2 million in the same quarter of 2012.

Net income for the first quarter was $1.1 million, or $0.07 per diluted share, compared to $4.0 million, or $0.24 per diluted share, in the same period last year. First quarter net income, as a percentage of net sales, was 3.2% compared to 9.3% in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, "Despite lower sales in the first quarter compared to the prior year period, we expect steady growth in customer order activity as we progress through 2013. On the domestic front, sales orders for traditional cast resin transformers held steady and product pricing was stable, resulting in an improvement in gross margin compared to gross margin in the fourth quarter of 2012. Internationally, we expect our order flow to gain momentum going forward as one of our major OEM customers has completed their change in design technology for their wind energy transformers and resumes more regular order activity. We are generating orders from three major OEM's this year ensuring greater stability for this segment of our business and continue to pursue other high profile international OEM customer opportunities."

"We commenced production at our new Guilin transformer manufacturing facility at the end of the first quarter and aim to ramp up production and maximize performance from this facility in the quarters ahead. At the end of April, our backlog rose to $142 million, up 27% over the prior year period and up 3% since the end of December 2012."

"China recently completed its leadership transition at the national level. Proactive fiscal policy is stimulating domestic demand for electrical distribution equipment from manufacturers. Our customers in China, the majority of which are state-owned enterprises and regional governments, are expected to gradually increase spending on infrastructure development. We expect stronger performance in the second half of 2013 as the level of infrastructure development picks up in China. We also expect to increase international sales as we ship more products to our OEM customers. We are well positioned to capitalize on opportunities in China and in other strategic markets around the world."

Balance Sheet

As of March 31, 2013, the Company had $26.3 million in cash and cash equivalents, compared to $18.5 million as of December 31, 2012. The Company's accounts receivable on March 31, 2013 totaled $124.9 million, compared to $124.6 million as of December 31, 2012. Notes payable in the first quarter of 2013 decreased to $4.9 million compared to $6.0 million on December 31, 2012. Total bank loans outstanding at March 31, 2013 were $45.0 million, compared to $44.0 million at December 31, 2012.

Financial Outlook

For the full year 2013, the Company reiterates projected net sales of $231-$241 million, an increase of 10% to 15% over 2012 and net income of $14.0-$14.5 million, which represents an increase of 0% to 3% compared to 2012. Projected net profit growth in 2013 is expected to trend lower than revenue growth primarily due to the fixed costs associated with the Company's newly built Guilin facility.

Conference Call Information

Jinpan's management will host an earnings conference call on May 15th, 2013 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing #1-913-312-0971. A webcast will also be available via http://public.viavid.com, with event ID: 104646. A replay of the call will be available through May 29th, 2013. Listeners may access the replay by dialing #1-858-384-5517, access code: 2671109.

About Jinpan International Ltd

Jinpan International Ltd. (NASDAQ: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. Its principal executive offices are located in Hainan, China and its United States office is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2012 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd. Mark Du Chief Financial Officer (201) 460-8778	At ICR, Inc.: In U.S. Bill Zima (646) 308-1630

Jinpan International Limited and Subsidiaries

Consolidated Statements of Comprehensive Income (unaudited)

	Three months ended
	March 31
	2013	2012
(In thousands, except per share data)	US$

Net sales	35,171	42,755
Cost of Goods Sold	(23,453)	(26,993)
Gross Margin	11,718	15,762

Operating Expenses
Selling and administrative	(10,371)	(10,915)
Operating income	1,347	4,847

Interest Expenses	(268)	(459)
Other Income	373	215
Income before income taxes	1,452	4,603

Income taxes	(310)	(638)
Net income after taxes	1,142	3,965

Other comprehensive income (loss)
Foreign currency translation adjustment	(4)	(71)
Total comprehensive income	1,138	3,894

Earnings per share

-Basic	US$ 0.07	US$ 0.25

-Diluted	US$ 0.07	US$ 0.24

Weighted average number of shares

-Basic	16,187,218	16,163,696

-Diluted	16,722,062	16,549,619

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets

	(Unaudited)	(Audited)
	March 31,	December 31,
	2013	2012
	US$
(In thousands, except number of shares and per share data)
Assets
Current assets:
Cash and cash equivalents	26,260	18,510
Restricted cash	593	824
Short-term investment	-	11,137
Notes receivable	11,000	15,720
Accounts receivable, net	124,899	124,608
Inventories, net	33,020	29,565
Prepaid expenses	5,551	2,528
Land use right	367	366
Deferred tax assets	1,512	1,339
Other receivables	7,183	5,900
Total current assets	210,385	210,497

Property, plant and equipment, net	45,879	41,361
Construction-in-progress	30,403	29,196
Land use right	14,708	14,760
Goodwill	13,439	13,403
Other assets	129	32
Deferred tax assets	34	34

Total assets	314,977	309,283

Liabilities and shareholders' equity

Current liabilities:

Short-term bank loans	13,327	17,644
Accounts payable	29,442	25,029
Notes Payable	4,940	6,008
Income tax payable	1,838	1,880
Advances from customers	15,678	13,624
Other liabilities	19,835	22,844
Total current liabilities	85,060	87,029
Commitments and contingencies

Deferred Income	4,202	3,080
Long Term bank loans	31,610	26,315
	120,872	116,424

Shareholders' equity:
Convertible preferred stock, US$0.0045 par value:
Authorized shares - 2,000,000
Issued and outstanding shares – none in 2013 and 2012	-	-
Common stock, US$0.0045 par value:
Authorized shares – 40,000,000
Issued and outstanding shares –16,415,456 in 2013 and 16,395,456 in 2012	74	74
Common stock-warrants	-	-
Additional paid-in capital	37,459	37,374
Reserves	12,023	12,023
Retained earnings	123,722	123,065
Accumulated other comprehensive income	21,285	20,781
	194,563	193,317
Less: Treasury shares at cost,
Common stock –215,306 in 2013 and 227,306 in 2012	(458)	(458)
Total shareholders' equity	194,105	192,859

Total liabilities and shareholders' equity	314,977	309,283

Jinpan International Ltd

Consolidated Statement of Cash Flows

For the Three Months Ended March 31, 2012

	For the Three Months Ended
	March 31
	2013	2012
	US$	US$
	( In thousands)

Operating Activities
Net Income	1,142	3,965
Adjustments to reconcile net income to
Net Cash provided by (used in ) operating activities:
Depreciation	1,629	1,183
Amortization of prepaid lease	92	90
Deferred Income Tax	(170)	16
Provision for doubtful debts	562	862
Loss/(gain) on disposal of fixed assets	-	(3)
Stock-based compensation Cost	13	11
Changes in operating assets and liabilities
Restricted Cash	233	302
Accounts Receivable	(523)	(4,807)
Notes Receivable	4,756	9,252
Inventories	(3,372)	(7,466)
Prepaid Expenses	(3,012)	1,334
Other Receivable	(1,363)	(1,667)
Accounts Payable	4,341	(909)
Notes Payable	(1,082)	(11,441)
Income Tax	(47)	459
Advance From customers	2,015	1,167
Other liabilities	(3,065)	(6,243)
Net Cash provided by ( used in ) operating activities	2,149	(13,895)
Investing activities
Purchases of property, plant and equipment	(6,032)	(4,200)
Proceeds from sales of property, plant and equipment	-	27
Payment for construction in progress	(1,128)	(1,084)
Sell of short term investment	11,151	-
Receipt of government grant for new plant construction	1,109	-
Net Cash provided by ( used in ) investing activities	5,100	(5,257)
Financing activities
Proceeds from bank loan	8,125	11,820
Repayment of bank loan	(7,265)	(3,189)
Proceeds from exercised stock option	73	-
Dividend paid	(486)	(1,132)
Net Cash provided by ( used in ) financing activities	447	7,499
Effect of exchange rate changes on cash	54	17
Net increase/(decrease) in cash and cash equivalents	7,750	(11,636)
Cash and Cash equivalents at beginning of year	18,510	24,218
Cash and Cash equivalents at end of year	26,260	12,582

Interest paid	340	340
Income Tax paid	193	164